UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35584 / May 13, 2025

In the Matter of:

New Mountain Capital, L.L.C.
New Mountain Credit CLO Advisers, L.L.C.
New Mountain Finance Advisers, L.L.C.
New Mountain Finance Corporation
New Mountain Guardian IV BDC, L.L.C.
NMF SLF I, Inc.
New Mountain Private Credit Fund
New Mountain Guardian IV Income Fund, L.L.C.
certain of their wholly-owned subsidiaries as described in Schedule A to the Application, and
certain of their affiliated entities as described in Schedule B to the Application.

1633 Broadway, 48th Floor
New York, NY 10019

812-15739

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

New Mountain Capital, L.L.C., et al. filed an application on April 1, 2025, and amendments to
the application on April 7, 2025, and April 15, 2025, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On April 16, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35539). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by New Mountain Capital, L.L.C., et al. (File No. 812-15739) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.